Exhibit 2.2

TSX: MMM NYSE MKT: MGH FSE: MI5

November 16, 2016

NEWS RELEASE

Minco Gold Corp. Proposes Change of Business to Investment Issuer

Minco Gold Corp. (Toronto Stock Exchange – MMM):   The Company is pleased to announce a proposed change of its business focus from mineral exploration to an investment strategy with more ability and flexibility to capitalize on steadily improving market conditions in the mineral resource sector.

Under the new strategy, the Company will utilize its strong working capital position, its extensive industry contacts and internal expertise to build a portfolio of high-quality investments, primarily in publicly traded and privately held corporations as well as direct ownership stakes in resource projects.  Types of investments include common shares, preferred shares, warrants, royalties, convertible debentures, bridge loans, and other investment vehicles selected to create the best value and return for the shareholders while limiting downside risk.

Dr. Ken Cai, President & CEO commented; "the background to this decision started in 2015, when we sold our 51-per-cent interest in the Changkeng gold project to Minco Silver.   Since that time, we have evaluated numerous projects outside of China in search of new mineral resource assets to acquire.  We have now determined that a diversified investment portfolio approach has the potential to generate more opportunities for the company and create better long-term growth for shareholders."

After extensive review and discussion, the Company determined that the best way to implement this strategy and to provide the greatest degree of flexibility was to undertake a Change-of Business ("COB") to an Investment Issuer under the policies of the TSX Venture Exchange (the "TSXV").  A switch to the TSXV was chosen since the TSX Exchange ("TSX") does not have an investment issuer category.   As an Investment Issuer on the TSXV, the Company is not required to own mineral exploration properties or hold direct interests in mining assets to maintain its listing.

The Company has approximately $8.5 million in working capital (as at September 30, 2016), a significant portion of which will be allocated to new investments that will be directed by an Investment Committee and guided by the Company's Investment Policy. The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

In addition to the overall merits of the strategy, the Company already holds a significant equity investment in Minco Silver Corporation ("Minco Silver") consisting of 11,000,000 common shares, representing approximately 18.26% of Minco Silver's outstanding share capital.  As at the close of trading on November 10, 2016 the current market value of the Minco Silver stake was approximately $12.43 million.  Minco Silver holds a 90% interest in the Fuwan silver deposit, situated along the northeast margin of the prospective Fuwan Silver Belt in Guangdong, China and 51% interest in the Changkeng gold project, located contiguous to, and part of the same mineralized system. Further information with respect to Minco Silver may be found at Minco Silver's website, www.mincosilver.ca.

The Company has applied for conditional approval to be listed on the TSXV as a Tier 1 Investment Issuer.   As part of the TSXV listing requirements, the Company prepared a Filing Statement containing details of the COB.  The Filing Statement includes an Investment Policy, which will be adopted by the Company to govern its investment activities. The Investment Policy set outs, among other things, the investment objectives and strategy. The Filing Statement and Investment Policy have been posted for review under the Company's profile at www.sedar.com and on the Company's website at www.mincogold.com.

In conjunction with the new strategy, the Company has begun the process of divesting all remaining mineral property interests held in China.

There will be no immediate changes to the Board of Directors or management of the Company following completion of the COB.

Completion of the COB is subject to a number of conditions, including TSXV acceptance. The COB cannot close until TSXV's acceptance is obtained. There can be no assurance that the COB will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Filing Statement in connection with the COB, any information released or received with respect to the COB may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the COB and has neither approved nor disapproved the contents of this press release.

2772 – 1055 W. Georgia St., Vancouver, BC, Canada  V6E 3R5
Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288
E-mail: pr@mincomining.ca Website: www.mincogold.com